FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 25, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL HOSTS THE PRESIDENT OF ROMANIA AT ITS MECHEL CAMPIA TURZII STEEL SUBSIDIARY

Campia Turzii, Romania – November 25, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the President of Romania, Traian Basescu, made a working visit to Mechel’s Romanian steel subsidiary, Mechel Campia Turzii.

The visit of the Romanian President took place on November 21, 2008, as part of his program of visiting Romania’s major enterprises to get a firsthand acquaintance with their operations in the current economic situation. President Basescu was interested in the affairs at the plant and the possible support required to the plant from the government.

The meeting with the Romanian President was attended by the plant’s managers and workshop heads. The plant’s General Director, Gennadiy Somov, informed the President Basescu on the plant’s operations and its plans for the future, and described the modernization of the plant’s production processes to manufacture higher quality products. The plant’s General Director also noted the consistent attention paid by Mechel OAO’s management to the environmental matters in Campia Turzii through implementation of the plant’s investment programs, which will result in a significant reduction of emissions into environment.

Since the conclusion of the privatization contract and the integration of the plant into Mechel Group in 2003, Mechel has invested about US$30.0 million in Mechel Campia Turzii to upgrade its production and its environmental facilities and fulfill its investment obligations. Mechel was able to complete the requirements of the privatization contract more than one year ahead of the stipulated term. Based on the results for the fist nine months of 2008, the plant, for the first time during the last more than 20-year period, is showing positive net profit indicators.

The Romanian President also took interest in the breakdown of Mechel Campia Turzii’s export and domestic sales, its output, its sales in the current economic situation, and its employees’ wages. Mr. Somov informed President Basescu and assured him that the plant’s management is making its best efforts to maintain the existing jobs at the facility, which Mr. Basescu subsequently announced to Romanian journalists at a press conference following the meeting.

The Romanian President expressed his satisfaction with the plant, its investments and modernization plans. The President added that the leading enterprises of Romania, such as Mechel Campia Turzii, play an important role in the development of Romania’s economy. Mr. Basescu requested management of the plant to prepare a plan to ensure the plant’s operations in the current fiscal situation and submit it for consideration by the Head of the State jointly with the Romanian Government. The President of Romania stated his wish to visit the plant again in the first half of 2009 for a longer and more detailed tour of its workshops.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: November 25, 2008